UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Red Lion Hotels Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Enrico Marini Fichera

HNA Investment Management LLC

1180 Avenue of the Americas, Suite 1801

New York, NY 10036

(212) 335-2080

Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

February 21, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 756764106

1	NAMES OF REPORTING PERSONS HNA Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,738,401*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,738,401*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,738,401*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*	Comprises shares to which HNA Investment Management LLC has been given sole voting and dispositive power, as described below.
**	This calculation is based on 23,626,111 shares of Common Stock, par value $0.01 per share, outstanding as of October 31, 2017, as reported by the Issuer in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2017 filed with the Securities and Exchange Commission on November 6, 2017.

Item 1. Security and Issuer.

This Amendment No. 3 to Schedule 13D (“Amendment No.3”) amends and supplements the statement on Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 25, 2015 by HNA Investment Management LLC (the “Manager”), as amended by Amendment No. 2 to the Schedule 13D, filed with the SEC on November 2, 2016, and as amended by Amendment No. 1 to the Schedule 13D, filed with the SEC on December 9, 2015 (collectively, the “Original Schedule 13D”), relating to the common stock, par value $0.01 per share (“Common Stock”), of Red Lion Hotels Corporation, a corporation organized under the laws of the State of Washington (the “Issuer”). Except as otherwise specified in Amendment No.3, all items in the Original Schedule 13D are unchanged. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows.

The Manager has determined to proceed with a sale of shares of Common Stock of the Issuer for the benefit of HNA RLH and has delivered to the Issuer a demand notice for the registration of these shares with the U.S. Securities and Exchange Commission. The manner and timing of this sale is subject to market conditions and other considerations.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2018

HNA INVESTMENT MANAGEMENT LLC

By:	/s/ Enrico Marini Fichera
Name:	Enrico Marini Fichera
Title:	Member